(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-21824 CUSIP NUMBER 436141-10-5

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hollywood Entertainment Corporation

Full Name of Registrant

Former Name if Applicable

9275 SW Peyton Lane

Address of Principal Executive Officer (Street and Number)

Wilsonville, OR 97070

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The completion of the 2004 financial statements of Hollywood Entertainment Corporation (“Hollywood”) has been delayed due to the review of Hollywood’s accounting practices with respect to store operating leases. This review was prompted in part by the February 7, 2005 letter from the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants regarding various operating lease accounting matters and their application under generally accepted accounting principles. As a result of this review, Hollywood identified areas where its historical lease accounting practices were not in compliance with generally accepted accounting principles. Consequently, Hollywood has restated its annual and interim consolidated financial statements for 2003 and 2002 and for the first, second and third quarters of 2004. Despite an unprecedented number of man-hours expended by Hollywood employees on the preparation of the financial statements, the complexity of the review and analysis and the time necessary to prepare the restatement prevented Hollywood from completing its 2004 financial statements by March 16, 2005. Accordingly, Hollywood was unable to file its Annual Report on Form 10-K without unreasonable effort or expense by 2:30 p.m. Pacific time on March 16, 2005, the deadline for a timely filing. Hollywood filed its 2004 Form 10-K on March 17, 2005. Due to the restatement related to its lease accounting practices, Hollywood reported in its 2004 Form 10-K a material weakness in its internal control over financial reporting.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Timothy Price (Name)	(503) (Area Code)	570-3010 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV (3)

For 2004, Hollywood expects to report total revenue of approximately $1,782.4 million, income from operations of approximately $146.5 million, net income of approximately $71.3 million and earnings per share of approximately $1.18 (basic) and $1.14 (diluted). This is compared to restated results for 2003 of total revenue of $1,682.5 million, income from operations of $182.2 million, net income of $80.1 million and earnings per share of $1.32 (basic) and $1.25 (diluted).

Hollywood Entertainment Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ TIMOTHY PRICE
Timothy Price Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf or the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).